September 2, 2009

Via EDGAR and Overnight Delivery

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, DC 20549

Re:	Spark Networks, Inc.

Form 10-K for the Year Ended December 31, 2008, Filed March 26, 2009

Form 10-K/A for the Year Ended December 31, 2008, Filed July 21, 2009

File No. 001-32750

Dear Mr. Krikorian:

The following consists of responses from Spark Networks, Inc., a Delaware corporation (the “Company”), to the Staff’s comment letter, dated August 19, 2009, in connection with the above-referenced filings. For the convenience of the Commission, each comment is in identical numerical sequence and repeated verbatim with the Company’s response immediately following.

Form 10-K for the Year Ended December 31, 2008

Consolidated Statements of Income, page F-4

1.	Comment: We are considering your response to prior comment 8 wherein you state that “contribution” is “representative of gross margin.” Your use of the word “representative” suggests that your definition of “contribution” does not include all costs of providing your services. Indicate whether the services and technology costs are fixed or variable. Can a paying subscriber initiate contact with a non-paying member? In this regard, explain whether the database of non-paying members is essential or fundamental to the services offered to your paying subscribers. Explain why you believe, in greater detail, that the costs of providing services, including your technology cost to all members, both paying and non-paying, are appropriately excluded from cost of revenue beyond the fact that they are non-paying members. If these costs are not costs of providing your service, then describe what these costs are. Rule 5-03(b)(2) of Regulation S-X requires all costs of service be presented

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in cost of revenue. In addition, explain why you believe presenting a contribution margin is relevant in accordance with GAAP when it does not appear to satisfy the full definition of gross margins.

Response:

A.	In response to your comment, we would like to clarify that our use of the word “representative” did not mean that costs were excluded from gross profit; rather, it meant that we believe contribution represents the most appropriate way to present our profit, after applying the direct cost of services, to our business.

We view cost of services as the direct costs associated with providing services to our paying subscribers, which are primarily customer acquisition costs. Our technology costs primarily consist of: 1) data center expenses; 2) personnel expense associated with maintaining the equipment in our data centers; 3) equipment and software licensing expense associated with our data centers and corporate office; and 4) personnel dedicated to maintaining computer and communication equipment in our corporate offices. Item 4 is a corporate resource that should not be considered a cost of service. Items 1, 2 and 3 are costs that can be directly attributed to our non-paying member and paying subscriber base; however, the majority of this expense would be allocated to our non-paying member base. Our non-paying member base is significantly larger than our paying subscriber base. As a result, there is an immaterial expense that we could directly attribute to our paying subscribers, and we believe, said immaterial expense would provide no value to an investor. It should be noted that our non-paying member base does enhance the value of our network, but the non-paying member base does not directly create a sale, nor does it create a direct cost to service our paying subscribers.

We view the technology costs associated with our non-paying member base similarly to the costs of the personnel that manage our direct marketing expense. Direct marketing expense is included in cost of services, however, indirect costs, such as the cost of personnel responsible for managing the direct marketing expense, appear in Operating Expenses – Sales & Marketing.

As mentioned in our previous response, our customer service team dedicates an immaterial amount of time to the direct sale of subscriptions and focuses the majority of their time on assisting our non-paying members and paying subscribers with website related questions, dating questions and credit card billing issues. Due to the nature of the services that this department provides, we do not feel it is appropriate to classify it under cost of services. Customer service expense primarily includes the personnel and communication expense associated with responding to non-paying member and paying subscriber inquiries.

B.	Services and technology costs are fixed and variable. For example, computer equipment at our data centers is fixed, while bandwidth costs are variable.

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C.	A paying subscriber can initiate contact with a non-paying member. In virtually all circumstances, a non-paying member is required to subscribe in order to view the message sent by that paying subscriber. Similarly, a non-paying member can initiate a conversation with other non-paying members through specific channels such as E-cards and flirt messages (pre-defined messages created by the Company); however, the recipient non-paying member must subscribe in order to view the message.

D.	The database of non-paying members is an important aspect to the services we offer to our paying subscribers; however, it is only an indirect contributor to a sale. See response under A.

E.	Based upon the facts presented above, we believe we are properly categorizing our cost of services and feel that the contribution line item appropriately reflects the profit generated after the direct cost of services provided.

Form 10-K/A for the Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

2.        Comment:    We note your expanded discussion regarding the non-GAAP measure “Adjusted EBITDA” and it is not clear from your revised disclosures how you compensate for the limitations of this non-GAAP measure. In future filings, please expand your disclosure to more fully describe the limitations associated with using this measure to monitor performance.

Response:    We respectfully note your comment and will expand our disclosure to more fully describe the limitations associated with using the measure to monitor performance in future filings.

Should you have any questions or require any additional information, please contact the undersigned at (323) 658-3000 or by facsimile at (323) 658-3001.

Sincerely,

Spark Networks, Inc.

/s/ Joshua A. Kreinberg
Joshua A. Kreinberg, Esq.
General Counsel

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cc:	Adam S. Berger, Spark Networks Inc., Chief Executive Officer

Katherine J. Blair, Esq., K&L Gates LLP